NYSE
AN ICE EXCHANGE

February 27, 2025

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the Common Shares of Beneficial Interest, of Calamos Nasdaq-100® Structured Alt Protection ETF® – March, a series of Calamos ETF Trust, under the Exchange Act of 1934.

Sincerely,

Craig A. Marts

New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com